UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024

Commission File Number: 001-42008

BW LPG Limited
(Translation of registrant’s name into English)

c/o BW LPG Holding Pte Ltd 10 Pasir Panjang Road, #17-02 Mapletree Business City, Singapore 117438
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒               Form 40-F  ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Description
99.1	Stock Exchange Announcement – Notice of Annual General Meeting 2024

99.2	Notice of the 2024 Annual General Meeting and Form of Proxy Card

99.3	Stock Exchange Announcement – Notice of Scheme meeting regarding redomiciling to Singapore

99.4	Explanatory Statement in relation to BW LPG Limited’s redomiciliation to Singapore

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BW LPG Limited

	By:	/s/ Samantha Xu
	Name:	Samantha Xu
	Title:	Chief Financial Officer

Date: May 21, 2024